Exhibit 99.1

NIO Announces Substantial Completion of Cash Injections into NIO China in June

SHANGHAI, China, June 29, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today announced that the investors have substantially completed the cash injection obligations for the first two installments of their investments in NIO China. NIO (Anhui) Holding Co., Ltd., or NIO Anhui, the legal entity of NIO China wholly owned by the Company prior to the investments, has received from the investors RMB4.8 billion out of the RMB5 billion of cash investments for the first two installments. The remaining RMB200 million of the first installment would be paid prior to September 30, 2020 by the applicable investor according to the agreed payment schedule.

As previously disclosed by the Company, in April and May 2020, for investments into NIO Anhui, the Company entered into definitive agreements, as amended and supplemented, with a group of investors as well as their respective designated funds and permitted assignees. In June 2020, the parties further entered into supplemental agreements to the definitive agreements, pursuant to which Anhui Provincial Emerging Industry Investment Co., Ltd. designated Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. to perform its remaining investment obligations under the investment agreement and assume the corresponding rights and obligations under the definitive agreements. Accordingly, NIO Anhui’s minority investors are Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. and New Energy Automobile Fund.

Under the definitive agreements, as amended and supplemented, the investors will inject an aggregate of RMB7 billion in cash into NIO Anhui. NIO will inject its core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, into NIO Anhui. Further, the Company will inject RMB4.26 billion in cash into NIO Anhui. Upon the completion of the investments, NIO will hold 75.885% of controlling equity interests in NIO China, and the Strategic Investors will collectively hold the remaining 24.115%.

Pursuant to the definitive agreements, as amended and supplemented, the investors agreed to pay the RMB7 billion of cash investment in five installments, with (i) RMB3.5 billion to be paid in the first installment within five business days of the satisfaction of closing conditions set forth under the definitive agreements, subject to certain exceptions, (ii) RMB1.5 billion to be paid in the second installment on or prior to June 30, 2020, (iii) RMB1 billion to be paid in the third installment on or prior to September 30, 2020, (iv) RMB500 million to be paid in the fourth installment on or prior to December 31, 2020, and (v) RMB500 million to be paid in the fifth installment on or prior to March 31, 2021. As of the date of this announcement, NIO Anhui has received RMB3.3 billion of the first installment, and the entire RMB1.5 billion of the second installment. The remaining RMB200 million of the first installment would be paid prior to September 30, 2020 by the applicable investor according to the agreed payment schedule.

NIO has also injected its cash investment of RMB1.278 billion for the first installment and RMB1.278 billion for the second installment and is fulfilling its other obligations, including injecting the Asset Consideration into NIO Anhui, in accordance with the definitive agreements.

“The strategic investments in NIO China will provide sufficient funds to support NIO’s continuous efforts to lead the technology and product development of the premium smart electric vehicles, and to offer the best user experience and services,” said William Bin Li, founder, chairman and chief executive officer of NIO. “In the near term, we will focus on improving our production capacity and expanding our network coverage to further accelerate our growth. In the long term, we remain committed to building the best user enterprise for NIO to share a joyful life and to grow together with our users.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the six-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric Coupe SUV, in December 2019 and plans to commence deliveries in 2020.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-2018
Email: ir@nio.com

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